UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

Block C, Wangjing Science and Technology Park

No. 2 Lize Zhonger Road, Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This current report on Form 6-K was filed in connection with the resignation of Mr. Kangping Shi from his position as the chief financial officer (“CFO”) of Waterdrop Inc. (the “Company” or “Waterdrop”), effective on June 29, 2022, for personal reasons. Mr. Shi’s resignation does not involve any disagreement with the Company with regard to its business, finance, accounting or any other affairs. Mr. Guang Yang, the co-founder and a director of the Company, will be appointed as vice president of finance and to oversee and be responsible for the accounting, financial and internal control matters of the Company.

Mr. Peng Shen, founder, chairman and chief executive officer of Waterdrop, said, “On behalf of the board of directors and management team, I want to thank Kangping for his valuable contributions to the Company and wish him all of the best in his future endeavors.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

By:	/s/ Peng Shen
Name:	Peng Shen
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 27, 2022